SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SHAREHOLDERS’ AGREEMENT OF
TIM PARTICIPAÇÕES S.A.

This instrument is executed by and between the parties named and identified below, to wit, on the one part:

I. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A., a privately-held corporation duly organized in accordance with the laws of República Federativa do Brasil, with head offices at Av. das Américas no. 3434, Block I, 6th floor, in the City and State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 02.600.854/0001 -34 (hereinafter referred to as “TIM BRASIL”), herein represented in accordance with its by-laws by Mr. Mário César Pereira de Araújo, a Brazilian citizen, married, engineer, with office at Avenida das Américas No. 3434, block 1, 7th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, bearer of the identity card No. 02.158.026 -1 IFP/RJ and registered with the CPF/MF under No. 235.485.337 -87, and by Mr. Luca Luciani, an Italian citizen, married, economist, with office at Avenida das Américas No. 3434, block 1, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, bearer of the Italian passport No. AA10695977, valid until April 18, 2017, and registered with the CPF/MF under No. 059.837.507 -47;

     on the other part:

II. JVCO PARTICIPAÇÕES LTDA., a limited liability company duly organized in accordance with the laws of República Federativa do Brasil, with head offices at Praia de Botafogo, 370, 9th floor, City and State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 02.609.580/0001 -44 (hereinafter “JVCO”), herein represented pursuant to its articles of association by Mr. Leo Julian Simpson, a British citizen, married, lawyer, with office in the City and State of Rio de Janeiro, at Praia de Botafogo No. 370, bearer of the foreign identity card RNE No. V286 732Q, issued by SE/DPMAF/DPF, and registered with the CPF/MF under No. 055.842.677 -83;

     and, further, as Intervening Consenting Parties:

III. TIM PARTICIPAÇÕES S.A., a publicly-held corporation duly organized in accordance with the laws of República Federativa do Brasil, with head offices located at Av. das Américas no. 3434, Block I, 7th floor, in the City and State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 02.558.115/0001 -21 (hereinafter referred to as “TIM PART”), herein represented in accordance with its by-laws by Mr. Mário César Pereira de Araújo and Mr. Luca Luciani, both qualified above; and

IV. DOCAS INVESTIMENTOS S.A., a publicly-held corporation duly organized in accordance with the laws of República Federativa do Brasil, with head offices at Praia de Botafogo, 228, room 402, City and State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 33.433.665/0001 -48 (hereinafter “DOCAS”), herein represented pursuant to its by-laws by Mr. Nelson Sequeiros Rodriguez Tanure, a Brazilian citizen, married, manager, resident and domiciled in the City and State of Rio de Janeiro, at Estrada da Gávea No. 60, apt. 201, bearer of the identity card No. 07.140.649 -0 IFP/RJ, and registered with the CPF/MF under No. 041.747.715 -53 and by Mr. Ronaldo Carvalho da Silva, a Brazilian citizen, married, engineer, resident and domiciled in the City and State of Rio de Janeiro, at Rua Aperana, No. 66, apt. 301, bearer of the identity card No. 50-227-D CREA/RJ and registered with the CPF/MF under No. 663.936.987 -72.

W I T N E S S E T H:

     (i) WHEREAS, TIM BRASIL, is the direct Controlling shareholder of TIM PART, holding as of prior to April 2, 2009, 649.205.378 of its common shares, representing 81.32% of the total of its outstanding voting capital and 987.987.984 of its preferred shares, representing 63.93% of its outstanding non-voting capital;

     (ii) WHEREAS, (a) DOCAS is the indirect Controller (through the wholly owned vehicles Docas International Ltd., Phidias SA and Premium Securities Fund), of Botofoga Limited, which in turn is the direct Controlling shareholder of JVCO; (b) JVCO is the direct Controlling and sole quotaholder of Holdco Participações Ltda. (“HOLDCO”), except for one quota held by Mr. Leo Julian Simpson (“LEO SIMPSON”); and (c) HOLDCO is the sole quotaholder of INTELIG Telecomunicações Ltda. (“INTELIG”), except for one quota also held by LEO SIMPSON;

     (iii) WHEREAS, on the date hereof, TIM BRASIL and DOCAS, among other parties (including JVCO), entered into a merger agreement (the “Merger Agreement”) providing for the merger of HOLDCO into TIM PART subject to certain conditions precedent and other representations, warranties and covenants set forth therein (the “Merger”). As a result, after the completion of the Merger: (i) HOLDCO shall cease to exist; (ii) JVCO shall become the holder of 6.15% of the common shares and of 6.15% of the preferred shares in the share capital of TIM PART, to be issued by TIM PART at Closing (as defined herein), except as otherwise provided for in this Agreement and in the Merger Agreement; and (iii) TIM PART shall become the sole quotaholder of INTELIG;

     (iv) WHEREAS, conditioned upon the completion of the Merger, TIM BRASIL and JVCO wish, by this Shareholders’ Agreement, to regulate and govern their relationship as shareholders of TIM PART, particularly in relation to: (a) the exercise of voting rights by JVCO at the Shareholders’ Meeting of TIM PART; (b) the appointment of one member (and his/her alternate) to be designated by JVCO for the Board of Directors of TIM PART; (c) the purchase and sale of shares subject to this Agreement; and (d) certain restrictions on the Transfer of JVCO’s Common and Preferred Shares issued by TIM PART as a result of the Merger;

     NOW, THEREFORE, in consideration of the foregoing, and the respective agreements, warranties and covenants contained herein and also to the terms and conditions set forth herein, the parties hereto hereby agree, covenant and warrant as follows:

SECTION 1. DEFINITIONS

1.1. Definitions. As used herein, the following terms shall have the respective meanings given to them below:

(a) “Affiliate” means in relation to any one of the Parties and/or Intervening Consenting Parties, shall mean any Entity directly or indirectly Controlling, Controlled by, or under common Control with such specified Parties and/or Intervening Consenting Parties;

(b) “Agreement” or “Shareholders’ Agreement” shall mean this Shareholders’ Agreement;

(c) “Agreement for the Fiduciary Assignment of Shares” (Alienação Fiduciaria de Ações) means the agreement executed on the date hereof between, inter alia, TIM Brasil and JVCO to secure the payment and discharge of certain indemnification obligations established under the Merger Agreement and thereunder by means of the fiduciary assignment of a number of JVCO’s common shares issued, existing and outstanding at Closing;

(d) “Appointment Right” shall have the meaning set forth under Section 3.1;

(e) “Assigned Shares” means the shares which shall be, unconditionally and irrevocably, fiduciarily transferred and assigned by JVCO upon Closing, in accordance with the Agreement for the Fiduciary Assignment of Shares, without the need of executing any further agreement, amendment or consent, in favor of TIM BRASIL, representing TIM BRASIL`s title and ownership over certain common shares to be issued by TIM PART in favor of JVCO at Closing, as set forth in the Merger Agreement then representing the greater of (i) a number of common shares corresponding to 48.78% (forty-eight point seventy-eight per cent) of the total common shares of the share capital of TIM PART then issued to JVCO as of the Closing Date or (ii) 25,570,319 (twenty-five million five hundred seventy thousand three hundred nineteen) common shares of the share capital of TIM PART, then issued in favor of JVCO pursuant to Section 3.2 of the Merger Agreement, in the specific amount and numbering as finally determined at the Extraordinary Shareholders’ Meeting of TIM PART to be held on the Closing Date;

(f) “Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are not required or not authorized to close in the City of Rio de Janeiro and São Paulo, Brazil;

(g) “Brazilian Code of Civil Procedure” means Law No. 5,869/73, as amended from time to time;

(h) “Brazilian Corporations Law” or “BCL” means Law No. 6,404/76, as amended from time to time;

(i) “By- laws” means the By-laws of TIM PART, as currently in force and amended from time to time;

(j) “Closing” means the completion of the Merger under the terms and conditions contemplated by the Merger Agreement;

(k) “Closing Date” means the date on which the Extraordinary Shareholders’ Meeting of TIM PART and the Quotaholders’ Meeting of HOLDCO shall be convened and held for the approval and completion of the Merger contemplated by the Merger Agreement;

(l) “Control Acquisition Proposal” shall have the meaning set forth under Section 6.1

(m) “Control” (as well as correlated terms, such as “to Control”, “Controller”, “Controlled”, “Controlling” or “under common Control”) means with respect to any Entity, (i) the ownership, in the case of a corporation, of more than 50% of the common shares of such corporation having with voting rights or, in case of any other Entity, the ownership of a majority of the beneficial or voting interest of such Entity or (ii) the power, directly or indirectly, to direct the management of such Entity, whether through the ownership of voting securities, by contract or otherwise; or (iii) in case of an investment fund, it will be deemed as Controlled by a Party or Intervening Consenting Party, where the same is directly or indirectly managed by such Party and/or Intervening Consenting Party;

(n) “CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), including any of its internal subdivisions and departments or successors;

(o) “Drag Along” shall have the meaning set forth under Section 6.1;

(p) “Entity” means any individual or legal entity, limited liability company, joint venture, corporation, company with no legal corporate structure, government or regulating agency and its sub-divisions, investment funds and clubs, managed assets portfolios, pension funds, entities that manage third party funds, condominia or any other entity, whether organized in Brazil or in any other country;

(q) “JVCO Common Shares” shall have the meaning set forth under Section 2.1.1 and unless otherwise specified herein, shall also encompass the Assigned Shares (except as otherwise stated under this Agreement);

(r) “JVCO Nominated Members” shall have the meaning set forth under Section 3.1.1;

(s) “JVCO Preferred Shares” shall have the meaning set forth under Section 2.1.1;

(t) “Lock-Up Period” shall have the meaning set forth under Section 4.2;

(u) “Merger” shall have the meaning set forth under the relevant Whereas Section above;

(v) “Merger Agreement” shall have the meaning set forth under the relevant Whereas Section above;

(w) “Offer” shall have the meaning set forth under Section 4.3.2;

(x) “OPA” shall have the meaning set forth under Section 5.6;

(y) “Right of First Refusal” shall have the meaning set forth under Section 4.3.3

(z) “Rules” shall have the meaning set forth under Section 9.1;

(aa) “Share Block” shall have the meaning set forth under Section 4.3

(bb) “Substitution Notice” shall have the meaning set forth under Section 3.5;

(cc) “Third Party” means any person or Entity other than TIM BRASIL, TIM PART, JVCO or DOCAS, or any of their Affiliates;

(dd) “TIM BRASIL Common Shares” means 407,961,651 common shares, on the date hereof, issued by TIM PART and representing 51% (fifty-one per cent) of the total outstanding number of common shares issued by TIM PART and held by TIM BRASIL; or the different number of common shares of TIM PART, held by TIM BRASIL, that at any time during the term of this Agreement, shall represent 51% of the total outstanding number of common shares issued by TIM PART and held by TIM BRASIL, as a consequence of any capital increase or decrease in the share capital of TIM PART, for any reason whatsoever;

(ee) “TIM BRASIL Preferred Shares” means the totality of the preferred shares issued by TIM PART and held by TIM BRASIL as of the date hereof;

(ff) “Transfer” shall mean any event in which the ownership of, or any interest in shares, is directly or indirectly, whether or not voluntarily, transferred by any possible means accepted by Law for any reason whether on an onerous and/or gratuitous basis, to any person or Entity, and shall include without limitation, any transfer made by sale, contribution in kind, exchange, merger or spin-off, beneficial interest, constitution of any Lien or other transaction or series of transaction leading to a Transfer or that may result in a Transfer. The terms “Transferring” or “Transferred” shall have similar meaning;

(gg) “Transfer Notice” shall have the meaning set forth under Section 4.3.2;

(hh) “Transfer Procedure” shall have the meaning set forth under Section 4.3.1; and

(ii) “Tag Along Right” shall have the meaning set forth under Section 5.1;

1.2. Capitalized terms used in this Agreement but not defined under this SECTION 1 shall have the meaning assigned to such terms in the Merger Agreement and/or the Agreement for the Fiduciary Assignment of Shares.

1.3. All references herein to Sections, Schedules, and Exhibits, unless otherwise specified, are references to Sections of and Schedules and Exhibits to this Agreement, and will be deemed to be an integral part of this Agreement.

SECTION 2. SHAREHOLDING STRUCTURE OF TIM PART AND SHARES SUBJECT TO THIS AGREEMENT

2.1 Under the terms of its By-laws, the current fully subscribed and paid-in capital stock of TIM PART, as of the date hereof, is R$ 7,632,371,373.56 (seven billion, six hundred and thirty two million, three hundred and seventy one thousand, three hundred and seventy three reais and fifty six cents), divided into 799,924,805 (seven hundred and ninety nine million, nine hundred and twenty four thousand, eight hundred and five) common shares and 1,548,522,231 (one billion, five hundred and forty eight million, five hundred and twenty two thousand, two hundred and thirty one) preferred shares.

2.1.1. Upon Closing, and subject to Section 2.1.1.1 below, JVCO will be deemed to hold for purposes of this Agreement (together with the Assigned Shares then held by TIM BRASIL) at least (i) [fifty-two million, three hundred and sixteen thousand, and twenty (52,316,020)] common shares issued by TIM PART (“JVCO Common Shares”) representing 6.15% (six point one five percent) of the total of shares of this class; and (ii) [one hundred and one million, two hundred and seventy-five thousand, one hundred and seventy (101,275,170)] preferred shares issued by TIM PART (“JVCO Preferred Shares”) representing 6.15% (six point one five percent) of the total shares of this class, then issued by TIM PART, as computed immediately after the completion of the Merger (the “Exchange Ratio”), subject to the provisions set forth under the Merger Agreement.

2.1.1.1. At Closing, TIM PART shall issue a certificate in the form and substance of Schedule 2.1.1.1 hereto, detailing (i) the number of the common and preferred shares in the share capital of TIM PART, (ii) the number of common shares held by TIM BRASIL, (iii) the number of preferred shares held by TIM BRASIL, (iv) the number of the JVCO Common Shares, including the adjustments under Section 3.2 of the Merger Agreement, if any, (v) the number of JVCO Preferred Shares, including the adjustments under Section 3.2 of the Merger Agreement, if any; all as resulting from the shares’ registration book of TIM PART immediately after the Closing but before any Transfer of the Assigned Shares to TIM BRASIL, as set forth in the Agreement for the Fiduciary Assignment of Shares. The abovementioned certificate shall be attached to this Agreement and shall be deemed an integral part hereto as of the date of its execution.

2.2 JVCO Common Shares shall be subject to the terms and conditions of this Agreement, including for purposes of §4 of article 118 of the BCL, except as they may be Transferred under or detached from this Agreement pursuant to the provisions set forth hereunder, as well as those set forth under the Agreement for the Fiduciary Assignment of Shares. JVCO Preferred Shares shall be subject to the terms and conditions of this Agreement for the specific purpose of Sections 4, 5 and 6 and they may be Transferred under this Agreement pursuant to the provisions set forth hereunder.

2.3 Only TIM BRASIL Common Shares shall be subject to the terms and conditions of this Agreement, including for purposes of the Appointment Right described under Section 3.1 below.

SECTION 3. APPOINTMENT OF MEMBER OF THE BOARD OF DIRECTORS

3.1 Appointment Right. For as long as this Agreement remains in effect as per SECTION 7 hereof, JVCO shall have the prerogative to designate, at its discretion and subject to the limitations of this SECTION 3, one (1) regular member of the Board of Directors of TIM PART and his/her alternate, both with the necessary skills, experience and professional qualification, who shall be so appointed and elected by TIM BRASIL (“Appointment Right”). For as long as this Agreement is in effect, JVCO hereby waives and renounces to, and shall refrain from exercising its voting rights, whether separately or jointly with any Affiliate and/or any Third Party, to appoint any additional members for the Board of Directors and the Fiscal Council (Conselho Fiscal) of TIM PART, as established under BCL, among other provisions stated therein conceived to afford special protection to minority shareholders, as provided for under articles 141, §§4 and 5 and 161, §4, of BCL including but not limited to the multiple vote system process (processo de voto multiplo and the votação em separado).

3.1.1 Upon the terms and subject to the conditions of SECTION 3 of this Agreement, for the exercise of the Appointment Right for the first time upon completion of the Merger, JVCO shall deliver a five (5)-day’s prior written notice to TIM BRASIL designating the new Board member and his/her alternate attaching their curricula vitae (the “JVCO Nominated Members”), to be nominated and appointed at Closing. TIM BRASIL hereby undertakes to exercise its voting rights at the shareholders’ meeting of TIM PART to be held on the Closing Date so as to cause the appointment and election of the JVCO Nominated Members.

3.1.2 JVCO Nominated Members shall be elected in replacement of a resigning director, in accordance with the sole paragraph of article 28 of the By-laws of TIM PART and article 150 of BCL.

3.2 After the first appointment and election of JVCO Nominated Members, the Appointment Right shall be exercised by JVCO by way of sending a written notice to TIM BRASIL, stating the names of the JVCO Nominated Members and their curricula vitae, at least 20 (twenty) Business Days before the date scheduled for the General Shareholders’ Meeting of TIM PART having on its agenda the election, removal or replacement of members of the Board of Directors.

3.3 TIM BRASIL hereby undertakes to exercise its voting rights at the relevant Shareholders’ Meeting of TIM PART, and to cause its representatives and/or designated Board members at TIM PART, as the case may be, to appoint and elect JVCO Nominated Member and his/her alternate to the Board of Directors of TIM PART.

3.4 JVCO Nominated Members shall at any time satisfy the requisites under the Bylaws of TIM PART and the applicable laws and regulations to hold the office. In the event of death, resignation, impediment or any other form of vacancy of JVCO Nominated Members or if the JVCO Nominated Members lose their requisites under the By-laws of TIM PART, TIM BRASIL shall cause: (i) the Chairman of the Board of Directors of TIM PART to convene a Board of Directors meeting to replace the position or perform the actions described under the sole paragraph of article 28 of the By-laws of TIM PART and article 150 of Law No. 6,404/76, in accordance with the procedure set forth under this SECTION 3 for the selection of JVCO Nominated Members; and (ii) the Board of Directors to appoint the selected JVCO Nominated Members as per Section 3.1.1 above. TIM BRASIL hereby undertakes to exercise its voting rights at the at the first, shareholders’ meeting of TIM PART immediately following the election of JVCO Nominated Members so as to appoint and ratify, as applicable, the Nominated JVCO Members.

3.5 At any time, but not more than once during his/her term as set forth in the By-laws of TIM PART, JVCO may, at its sole discretion, replace JVCO Nominated Members, by way of a written notice sent to TIM BRASIL, attaching a copy of the letter of resignation delivered to TIM PART by JVCO Nominated Members (the “Substitution Notice”). After receiving the Substitution Notice, TIM BRASIL shall cause the substitution of the resigning JVCO Nominated Member and/or his/her alternate in accordance with the provisions set forth in (i) and (ii) of Section 3.4 above.

3.6 TIM BRASIL shall have the right to object to and request JVCO to propose and nominate another individual(s) as JVCO Nominated Members, with reasonable advance before his/her (their) appointment to office. In such case, TIM BRASIL shall provide a written notice to JVCO explaining the reasons for such request, and the Parties shall promptly meet (in any event not later than the day following the date of receipt of the refusal written notice), either in person at the offices of TIM BRASIL or by video or audio conference, as mutually arranged, in order to agree in good faith on the appointment of another individual as JVCO Nominated Members, and/or his/her alternate, whom should not be substantially subject to the same underlying reasons for objection as those stated under the written notice previously provided by TIM BRASIL.

3.7 Should JVCO fail to timely designate any of the JVCO Nominated Member and/or his/her alternate, the respective offices may be filled by individuals freely chosen by TIM BRASIL, and such individuals shall remain in office until the first available meeting of the Board of Directors of TIM PART following the designation of the JVCO Nominated Member and his/her alternate; and such Board of Directors’ meeting shall appoint the JVCO Nominated Member and his/her alternate through cooptation (cooptaçao), as per article 150 of BCL.

3.8 Notwithstanding anything to the contrary in this Agreement, the Appointment Right shall in no event be Transferred to any Third Party.

SECTION 4. RESTRICTIONS ON TRANSFER OF SHARES

4.1. Without prejudice to other provisions established under this SECTION 4, JVCO Common Shares and JVCO Preferred Shares may only be transferred, in whole or in part, in strict compliance with the procedures specifically set forth in this Agreement; provided, however, that the Assigned Shares shall not be subject to this SECTION 4 except for the purposes set forth in Sections 4.7 and 4.8 below and therefore any reference to JVCO Common Shares shall be deemed not to include any Assigned Shares for such purposes.

4.2. For a period of 2 (two) years counted from the date of completion of the Merger (the “Lock-Up Period”), JVCO may not and shall not Transfer, directly or indirectly, any of JVCO Common Shares to any Third Parties, without the prior and written approval of TIM BRASIL or in breach of the terms and conditions set forth in this Agreement.

4.2.1. The restriction provided for in Section 4.2 above shall not apply to the following hypotheses: (a) the Transfer by JVCO to the JVCO Nominated Member and/or to his/her alternate, of 1 (one) qualifying share of TIM PART, in compliance with applicable laws as long as the Appointment Right is in effect, in accordance with Section 3.1 of this Agreement; or (b) Transfer of all but not less than all of the JVCO Common Shares to an Affiliate of JVCO (the “Permitted Transferee”); provided, however, (i) that the Permitted Transferee shall have executed, on or prior to the Transfer, an amendment to this Agreement agreeing to substitute JVCO as a party to this Agreement and be fully bound by the terms and conditions hereof, and under the Agreement for the Fiduciary Assignment of Shares; (ii) that JVCO and DOCAS shall remain jointly and severally liable, as primary obligors, for any and all obligations assumed by the Permitted Transferee hereunder; and (iii) that should the Permitted Transferee cease to be an Affiliate for any reason whatsoever, this Agreement shall immediately terminate pursuant to Section 7 hereto.

4.3. Transfer of Common Share Block. Without prejudice to the provisions of this Section 4, should JVCO, after the expiration of the Lock-Up Period and during the term of this Agreement, wish to Transfer to any Third Party, in one or more transactions, a block of JVCO Common Shares corresponding to at least 1% (one percent) or more of the then-outstanding common share capital of TIM PART (the “Share Block”), TIM BRASIL shall have a right of first refusal to acquire such Share Block, according to the provisions set forth in this Section 4.3 herein below.

4.3.1. Any Transfer of a Share Block carried out by JVCO in one or more related transactions shall be subject to the Transfer procedure (the “Transfer Procedure”) and to the right of first refusal granted by JVCO in favor of TIM BRASIL, as described below.

4.3.2. Transfer Procedure. If JVCO intends to Transfer the Share Block and has received a firm bona fide offer (solicited or unsolicited) in writing (the “Offer”) from any Third Party, JVCO shall first deliver written notice (the “Transfer Notice”) to TIM BRASIL stating (i) JVCO's intention to Transfer the Share Block pursuant to the Offer; (ii) the number of shares included in the Share Block; (iii) the name and address of the offering Third Party(ies); (iv) the offered purchase price per share expressed in Reais, the amount and date, and manner of payment thereof (which shall be solely in the form of cash or other form of payment in immediately available funds); and (v) such other information regarding the Offer and the Third Party(ies) as TIM BRASIL may reasonably request. The Transfer Notice shall be accompanied by a true copy of the Offer, which shall be in writing and signed by the Third Party.

4.3.3. Right of First Refusal. For the purpose of the Section 4.3, TIM BRASIL shall have the irrevocable right, but not the obligation, to purchase all but not less than all of the Share Block included in the Transfer Notice under the terms and conditions of the Offer. Such option (the “Right of First Refusal”) may be exercised by TIM BRASIL’s notifying JVCO within thirty (30) days from receipt of the Transfer Notice. Failure by TIM BRASIL to deliver the notice hereunder shall be deemed an election not to exercise the Right of First Refusal.

4.3.4. In the event that TIM BRASIL elects to exercise the Right of First Refusal, JVCO shall effect the Transfer of the Share Block to TIM BRASIL or to a designee of TIM BRASIL, on the same terms (as regards price and method of payment) set forth in the Transfer Notice and the Transfer of the Share Block under the Offer shall take place on or before the 30th day following receipt of the reply to the Transfer Notice informing the exercise of the Right of First Refusal.

4.3.5. In the event that TIM BRASIL elects not to exercise the Right of First Refusal, JVCO shall have the right to sell JVCO Common Shares included in the Transfer Notice to and only to the Third Party having made the Offer and under the terms and conditions of the Offer within thirty (30) days counting from (i) the date under which TIM BRASIL delivers a denial notice to exercise the Right of First Refusal; or (ii) the elapse of the term of thirty (30) days as provided for under Section 4.3.3, whichever occurs first. In any case of Transfer of the Share Block to a Third Party, such Third Party shall not be entitled to any of the rights of JVCO under this Agreement.

4.4. Once the Lock-Up Period has expired, and for the duration of this Agreement, JVCO may Transfer, with due regard to the provisions set forth under SECTION 5 and SECTION 6 below, any JVCO Common Shares in Brazilian stock exchange provided that: (i) JVCO shall observe the maximum sales limit per session/day corresponding to 20% (twenty percent) of the average trading volume per session/day of the common shares issued by TIM PART in the Brazilian stock exchange, during the 6 (six) months immediately preceding the effective Transfer; and (ii) JVCO Common Shares so Transferred shall be deemed as detached of and not subject to this Agreement; provided, however, that should from any Transfer of JVCO Common Shares under this Agreement result that the aggregate number of JVCO Common Shares held by JVCO and/or any Affiliates of JVCO is less than the ownership percentage set forth under Section 7.1(c) hereof, this Agreement shall immediately and fully terminate. Notwithstanding anything to the contrary in this Agreement, the provisions under this Section 4.4 shall survive any termination of this Agreement for a term of 5 (five) years thereafter.

4.5. The general restrictions on Transfers deriving from the Lock-Up period established under Section 4 shall not apply to JVCO Preferred Shares. Nevertheless, the Transfer of the JVCO Preferred Shares in the Brazilian stock exchange must at any time observe the maximum sales limit per session/day corresponding to 20% (twenty percent) of the average trading volume per session/day of the preferred shares issued by TIM PART on the Brazilian stock exchange, during the 6 (six) months immediately preceding effective Transfer under penalty of violation of the terms and conditions of this Agreement. Notwithstanding anything to the contrary in this Agreement, the provisions under this Section 4.5 shall survive any termination of this Agreement for a term of 5 (five) years thereafter.

4.6. Detachment of JVCO Common Shares. Without prejudice to any provisions to the contrary under this Agreement, whenever JVCO may intend, during the term of this Agreement and after the elapse of the Lock-Up period, to Transfer to a Third Party(ies) at the Brazilian stock exchange or over-the-counter markets any number of JVCO Common Shares (excluding, for the avoidance of doubt, any Assigned Shares), JVCO may so request to TIM BRASIL in writing and detach and release such number of JVCO Common Shares from this Agreement for purposes of §4 of article 118 of BCL and no common shares of the share capital of TIM PART thereafter held by JVCO or its Affiliates shall be re-attached to this Agreement. In order to seek and obtain the detachment of such number of JVCO Common Shares (not to include the Assigned Shares) from the terms of this Agreement, JVCO shall comply with the following rules and procedures, as a condition to the effectiveness of the Transfer of the above-described number of shares:

     (i) JVCO shall give written notice to TIM BRASIL stating: (a) its intention to Transfer any of JVCO Common Shares (not to include the Assigned Shares); and (b) number of shares to be Transferred and detached from this Agreement;

     (ii) Upon receipt of the above-mentioned written notice, and after timely disclosure of any other additional information that may be reasonably requested by TIM BRASIL, the latter shall either approve or reject in writing the Transfer and detachment of the shares, which approval shall not be unreasonably withheld if JVCO’s obligations under this Agreement have been duly fulfilled. TIM BRASIL shall deliver its approval or rejection notice to JVCO within 10 (ten) Business Days from receipt of JVCO’s original notice;

     (iii) Subject to the Section 4.4, should such written approval be granted by TIM BRASIL or if no response is timely given, the Transfer of the shares requested for detachment may be consummated at the Brazilian stock exchange or over-the-counter markets and JVCO shall promptly give written notice to TIM PART, which in turn shall furnish the custodian agent with the information needed in order to detach such number of shares from this Agreement; and

     (iv) Notwithstanding any other provision in this Agreement, in the event that, in determining the satisfaction of all conditions set forth under this Agreement, TIM BRASIL rejects the detachment requested by JVCO, then TIM BRASIL shall provide a written notice to TIM PART along with the necessary information as to its refusal; and TIM PART, upon receipt of such written notice, shall promptly provide to its custodian agent instructions not to perform the detachment of the aforementioned number of shares.

4.7. In case of enforcement of the Agreement for the Fiduciary Assignment of Shares and sale or auction of the Assigned Shares by TIM BRASIL, the number of JVCO Common Shares then sold thereunder shall be immediately and automatically considered as having been detached from this Agreement, including but not limited for the purposes of the verification of the minimum threshold percentage holding set forth in Section 7.1.1, subject to the conditions established under the Agreement for the Fiduciary Assignment of Shares and this SECTION 4.

4.8. Detachment of JVCO Preferred Shares. Without prejudice to any provisions to the contrary under this Agreement, whenever JVCO may intend, during the term of this Agreement and at its sole discretion, to Transfer to a Third Party at the Brazilian stock exchange or over-the-counter markets any number of JVCO Preferred Shares, JVCO may so request in writing TIM PART, who shall immediately instruct the custodian agent of TIM PART shares within 2 (two) Business Days. TIM BRASIL and TIM PART hereby undertake to grant any and all authorizations needed by JVCO to allow the custodian agent to fulfill the detachment of JVCO Preferred Shares; provided however, that no preferred shares of the share capital of TIM PART thereafter held by JVCO or its Affiliates shall be again re-attached to this Agreement.

4.9. Any direct or indirect Transfer of shares subject to this Agreement carried out in violation of the terms and conditions established herein shall be deemed to be null and void and to have no legal effect in respect of any the Parties hereto, including TIM PART and its share custodian agent. In addition, in case of any Transfer or attempted Transfer of shares subject to this Agreement carried out in violation of the terms and conditions established herein, JVCO and DOCAS shall remain liable towards TIM BRASIL for the full and strict performance of JVCO and its Affiliates’ obligations hereunder, including but not limited to the obligation to compensate any damages or losses suffered by TIM BRASIL in connection with such violation, whether attempted or materialized.

SECTION 5. TAG ALONG RIGHT

5.1 During the term of this Agreement, should (i) TIM BRASIL decide to directly Transfer the Control over TIM PART to one or more Third Parties, or (ii) TIM BRASIL’s direct Controlling entity (i.e., Telecom Italia International N.V.) decide to indirectly Transfer the Control over TIM PART to one or more Third Parties, whereby such Transfer would grant to the Transferee(s) the effective Control of TIM BRASIL and/or TIM PART, JVCO shall then be entitled, at its sole discretion, to exercise the right to Transfer to the same potential Transferee(s) all but not less than all of the JVCO Common Shares (not including the Assigned Shares unless as otherwise agreed in writing by TIM BRASIL) and, if applicable, any unsold portion of JVCO Preferred Shares, for the same price and under the same conditions then offered to TIM BRASIL or to its immediately Controlling entity (i.e., Telecom Italia International N.V.) (“Tag Along Right”), upon the terms and subject to the procedure set forth herein below.

5.1.1 Without detriment to any statutory rights that JVCO may otherwise have under BCL and any other applicable Brazilian Law and which may be exercised by JVCO at its sole discretion and subject to this Agreement, for the purposes of the Tag Along Right contractually established under this Agreement, the definition of transfer of control contained in article 254-A of BCL and CVM’s interpretation thereof shall not apply beyond TIM BRASIL (i.e., transfer of control, as defined in article 254-A of BCL and CVM’s interpretation thereof, of the Controlling entity of TIM BRASIL (i.e.; Telecom Italia International N.V.) or of any Controlling entity of the former, shall not entitle JVCO to exercise the Tag Along Right) so that the Tag Along Right provided for herein shall not encompass any Transfer of TIM PART’s control other than as expressly set forth under Section 5.1 above.

5.2 For the purposes of the Tag Along Right, TIM BRASIL shall give written notice to JVCO stating: (i) TIM BRASIL's intention to Transfer the Control of TIM PART’s share capital and, if applicable, the preferred shares in TIM PART‘s capital, pursuant to offer received from the Third Party(ies); (ii) the number of TIM BRASIL Common Shares and, if applicable, TIM BRASIL Preferred Shares to be Transferred; (iii) the name and address of the Third Party(ies);

(iv) the offered purchase price per share of the TIM BRASIL Common Shares and, if applicable, of TIM BRASIL Preferred Shares; (v) the manner and date of payment thereof; and (vi) any other information regarding the Transfer of Control that JVCO may reasonably request.

5.3 JVCO shall exercise the Tag Along Right by notifying TIM BRASIL within thirty (30) days of receipt of the notice set forth under Section 5.2. Failure by JVCO to deliver the notice hereunder shall be deemed an election by JVCO not to exercise the Tag Along Right.

5.4 TIM BRASIL shall ensure that, if the Third Party(ies) acquires TIM BRASIL Common Shares and, if applicable, TIM BRASIL Preferred Shares, all JVCO Common Shares (subject to Section 5.1 of this Agreement and 8.4 of the Agreement for the Fiduciary Assignment of the Shares) and, if applicable, and at JVCO’s sole discretion, all unsold portion of JVCO Preferred Shares shall be then sold at a price per share equal to the price per share respectively and on the same terms and conditions, at which TIM BRASIL Common and, if applicable, TIM BRASIL Preferred Shares are to be sold to such Third Party(ies).

5.5 In the event of exercise by JVCO of its Tag Along Right under this SECTION 5, this Agreement shall immediately and fully terminate upon the sale of JVCO Common Shares to such a Third Party.

5.6 Public Tender Offer on TIM PART. In case, at any time after the Closing Date, any Entity launches or is required by means of an Order issued by CVM (not subject to administrative appeal having a suspensive effect or pending any judicial challenge thereon) to launch a tender offer, pursuant to article 254-A of the BCL, to acquire all of TIM PART’s common shares then held by its minority shareholders (“OPA”), despite the transfer restrictions established under SECTION 4, TIM BRASIL is hereby expressly and irrevocably authorized by JVCO, and shall therefore be entitled but not obliged, to tender all but not less than all of the Assigned Shares and adhere to the OPA and to receive any and all the proceeds therefrom, in which case this Agreement shall terminate as per SECTION 7 hereof, without any penalties or indemnities by either Party, subject to Sections 6.3 (Powers-of-Attorney) and 8.3 (Public Tender Offer, Replacement of Guarantee and Escrow Account) of the Agreement for the Fiduciary Assignment of Shares, in order to guarantee to TIM BRASIL, TIM PART and INTELIG the timely payment and discharge of the Secured Obligations and any pending Claims, as defined therein. For the avoidance of doubt, in no event shall Telco S.p.A. be considered an Affiliate of any Party hereto for purposes of this Agreement.

SECTION 6. DRAG ALONG RIGHT

6.1. In case TIM BRASIL or its direct Controlling shareholder (i.e., Telecom Italia International N.V.) receive and accept an offer from any Third Party(ies) for the direct or indirect Transfer of Control by means of the acquisition of common and/or preferred shares in TIM PART’s share capital (“Control Acquisition Proposal”), then TIM BRASIL shall have the right to require that JVCO sells, and JVCO shall be obligated to sell, the totality of JVCO Common Shares (not including the Assigned Shares, unless as otherwise agreed in writing by TIM BRASIL) to such Third Party(ies), jointly with TIM BRASIL or its Controlling shareholder (i.e. Telecom Italia International N.V.) or other relevant Affiliate of TIM BRASIL and under the same terms and conditions of the Control Acquisition Proposal (“Drag Along”), provided that:

(i) JVCO has not timely exercised the Tag Along Right provided under SECTION 5 above; (ii) TIM BRASIL complies with the procedure set forth in SECTION 5 hereinabove (applied mutatis mutandis) concerning the Transfer Notice, which shall specify the intention by TIM BRASIL to exercise the Drag Along right; and (iii) the Transfer of the JVCO Common Shares under the Drag Along right shall be consummated, subject to the concurrent payment of the corresponding price by the Third Party(ies) to JVCO, within the terms set forth in the Control Acquisition Proposal and subject further to Section 8.5 of the Agreement for the Fiduciary Assignment of the Shares. Failure by TIM BRASIL to deliver the Transfer Notice hereunder before any Transfer to the Third Party(ies) shall be deemed an election by TIM BRASIL not to exercise the Drag Along Right. In case the Control Acquisition Proposal shall also be with respect to the entirety of TIM BRASIL’s preferred shares in the share capital of TIM PART, then TIM BRASIL shall be entitled to extend the Drag Along also to JVCO Preferred Shares and the provisions under this Section 6.1 shall apply, mutatis mutandis, to the JVCO Preferred Shares.

6.2. In the event of exercise by TIM BRASIL of its Drag Along right under this SECTION 6, this Agreement shall immediately and fully terminate upon the sale of JVCO Common Shares to such a Third Party

SECTION 7. VALIDITY AND TERMINATION

7.1. This Agreement shall enter into force and effect upon the Closing and shall automatically terminate on the 10th (tenth) anniversary of its effective date, unless any of the following early termination events occur: (a) either Party is adjudicated bankrupt or enters a process of judicial or extra-judicial composition with creditors (recuperação judicial ou extra-judicial); (b) either Party breaches any of the terms and conditions covenanted herein and said breach is not cured by the breaching Party within 10 (ten) days following receipt of written notification to that effect from the non-defaulting Party; (c) in case, at any time, MR. NELSON TANURE, or his lawful heirs, personally ceases to be, for any reason whatsoever, whether by operation of law, de facto or by contract, the lawful owner, the beneficiary and/or the ultimate controlling shareholder of JVCO, directly or indirectly, or (d) at any time, in those other cases where this Agreement is deemed to have been fully and immediately terminated, as specifically provided hereunder. In the event a Party fails to perform any obligation or undertaking required under this Agreement, the other Party shall, in addition to seeking termination of this Agreement for cause, be entitled to damages and to whatever other remedies available under applicable law, including but not limited to specific performance, to the extent available.

7.1.1 TIM BRASIL shall also have the right to terminate this Agreement if and when JVCO Common Shares’ percentage ownership falls, for any reason whatsoever, below the threshold of four percent (4%) (including any then existing Assigned Shares) of the total outstanding common shares then issued by TIM PART.

7.2. In case of termination of this Agreement for any reason, and in the case provided under Section 4.3.5 hereinabove, JVCO shall cause the JVCO Nominated Member and his/her alternate to immediately resign from the Board of Directors of TIM PART. Notwithstanding anything to the contrary in this Agreement, this provision shall survive the termination of the Agreement, and JVCO and DOCAS shall remain fully and unconditionally liable to TIM BRASIL for any damage, whether direct, indirect or consequential, deriving from or related to the breach of the provisions under this Section 7.2.

7.3. Notwithstanding the provisions of this SECTION 7, and in case of (i) permitted Transfers of JVCO Common Shares and/or JVCO Preferred Shares or (ii) loss of direct or indirect Control over JVCO by Mr. TANURE, TIM BRASIL may, at its sole discretion, waive its right to terminate this Agreement and agree upon the assignment hereof, subject to Section 3.8 herein providing for the termination of the Appointment Right, of any other remaining rights hereunder over to such permitted Transferee by executing and delivering an amendment hereto.

SECTION 8. GENERAL PROVISIONS

8.1. Any amendment or modification to this Agreement shall be formalized in writing and executed by all of its signatories hereto, including their lawful assignees or transferees who may become parties hereto.

8.2. If any one of the Parties at any time fails to demand performance of any one of the provisions of this Agreement, or fails to exercise any right deriving herefrom, such procedure shall not represent waiver of any one of its provisions, nor shall affect its validity and effectiveness, either wholly or in part, and any Party is assured the right of subsequent demanding performance of the provisions of this Agreement, as well as of exercising such right, except if it expressly manifests such waiver. No waiver in relation to a provision of this Agreement shall be valid and effective between the other Parties, unless if formalized in writing and executed by a legal representative of the waiving Party.

8.3. All of the notices provided for in this Agreement shall be given in writing and delivered personally or by letter, fax or email with receipt acknowledgement, and shall be sent to the Parties (as well as to the intervening consenting party, as the case may be) at the following addresses:

To TIM BRASIL:

Av. da Américas, 3434, bloco 1, 6th floor, Rio de Janeiro - RJ
CEP 22640102
Attn. Mr. Antonino Ruggiero
Phone: 55 21 4009-3742
Fax: 55 21 4009- 3314
email: aruggiero@timbrasil.com.br

To JVCO:

Praia de Botafogo nº 370, 9th floor (part), Rio de Janeiro - RJ
CEP 22250-040
Attn. Mr. Leo Julian Simpson
Phone: 55 21 3723-6508
Fax: 55 21 3723-6815 / 3723-6850
email: leo.simpson@inteligtelecom.com.br

To TIM PART:

Av. da Américas, 3434, bloco 1, 7th floor, Rio de Janeiro - RJ
CEP 22640102
Attn. Mr. Antonino Ruggiero
Phone: 55 21 4009-3742
Fax: 55 21 4009- 3314
email: aruggiero@timbrasil.com.br

To DOCAS

Praia de Botafogo, nº 228, 402, Rio de Janeiro - RJ
CEP 222250-040
Attn. Mr. Nelson Sequeiros Rodriguez Tanure
Phone: 55 21 3237-2100
Fax: 55 21 2553-2858
email: tanure@docas.com.br

To MR. TANURE

Praia de Botafogo, nº 228, 402, Botafogo, Rio de Janeiro - RJ
CEP 22250-040
Attn. Mr. Nelson Sequeiros Rodriguez Tanure
Phone: 55 21 3237-2100
Fax: 55 21 2553-2858
email: tanure@docas.com.br

8.4. All of the notices given on the terms of this SECTION 8 shall be considered delivered on the date of receipt by the addressee at the correct address, except for the case of notices sent by registered mail or by fax or email received after business hours, in which case the date of receipt shall be considered to be the immediately subsequent Business Day.

8.5. The addresses and facsimile numbers for notices, provided as per this Agreement, may be altered by giving written notice to the other Party(ies) and Consenting Party(ies) at least five (5) business days prior to the effective change. If any one of the Parties designates two persons to receive the notices, they shall only be considered validly delivered when forwarded to both designees.

8.6. Each of TIM PART and DOCAS, on behalf of itself and its respective successors, executes this Agreement in its capacity as Intervening-Consenting Party, hereby acknowledging with all its terms and committing to fulfill all its provisions and to file it as prescribed under article 118 of BCL.

8.7. Each Party shall vote at any shareholders’ meetings of TIM PART so as to observe and ensure full compliance with the provisions of this Agreement.

8.8. This Agreement is binding on the Parties and on their successors on any account, and the rights and obligations hereof are not subject to any form of transfer or assignment, other than as expressly stated or permitted herein.

8.9. This Agreement represents the entire understanding established among the Parties, in its totality, as regards the matters regulated herein, and prevails over any other understandings or documents executed between the Parties concerning the same matters.

8.10. In the event that any provision or a section of any provision of this Agreement should for any reason be considered invalid, illegal, null or non-enforceable, all of the other conditions provided herein shall remain applicable and effective, provided that the economic or legal substance contemplated in this Agreement is not adversely affected for any one of the Parties, which Parties hereby agree to negotiate in good faith an amendment to this Agreement in order to adjust it to the Parties’ original intention.

SECTION 9. ARBITRATION

9.1. The Parties and the Intervening Consenting Parties agree that any controversy or dispute arising from or related to this Agreement or to its validity, interpretation, fulfillment or execution shall be finally settled by arbitration in accordance with the rules of the Paris International Chamber of Commerce - ICC (the “Rules”), which shall be in charge of the arbitration procedures. The procedural rules prescribed in Law No. 9,307/96 and in the Brazilian Code of Civil Procedure shall supplement the Rules in the event that such Rules are omissive in aspect.

9.2. The Arbitral Tribunal shall comprise 3 (three) arbiter, both English and Portuguese speaking, appointed as follows: (i) one by the Party requesting the arbitration, concurrently with such request, (ii) one by the respondent Party(ies), within 10 (ten) calendar days from receipt of the request for arbitration, and (iii) the third arbiter, who shall act as president of the Arbitral Tribunal, by the arbiters appointed by Parties, within 10 (ten) calendar days counted from the appointment of the second arbiter or, failing any agreement, by the Chairman of the ICC in the 10 (ten) following calendar days.

9.3. The seat of arbitration shall be Paris, France and the language of arbitration shall be English. Without prejudice to the above, each Party and Intervening Consenting Party hereby consents that the Arbitral Tribunal may convene in any location other than Paris, as the Arbitral Tribunal may deem convenient. The parties to arbitration shall be entitled to file documents in either the English or the Portuguese language with the Arbitral Tribunal, without need for any translation.

9.4. The arbiters shall decide based on applicable Brazilian legislation in force at the time, without applying the principle of equity. The Brazilian rules of evidence shall apply to the arbitral proceedings.

9.5. The arbitration report shall be considered final and definitive and shall be binding upon the parties involved, which expressly waive any form of challenge against the arbitration report and its effects.

9.6. The Parties may resort to the Courts exclusively in the cases specified below, without such conduct being deemed as an act of waiver of arbitration as the only means of solving the controversies related to the present Agreement: (i) to assure the institution of arbitration; (ii) to obtain precautionary measures to protect rights prior to the constitution of the Arbitral Tribunal;

(iii) for the specific enforcement of provisions of the present Agreement; or (iv) to enforce any decision by the Arbitral Tribunal, including, but not exclusively, the arbitration report.

9.7. The Arbitral Tribunal, when issuing the final award, shall also adjudicate the cost and expenses of the arbitral proceeding against the losing party(ies). In the event of a partially favorable decision, the expenses and costs shall be divided proportionally between them or according to the different proportion decided by the Arbitral Tribunal.

SECTION 10. JURISDICTION

10.1. For the exclusive purposes set forth in Section 9.6 above, the Parties elect the Courts of the City of São Paulo, State of São Paulo, with exclusion of any other court, no matter how privileged it may be.

In witness whereof, the Parties execute this Agreement, on an irrevocable and irreversible basis, in six (6) counterparts of equal content and form, in the presence of the two undersigned witnesses.

Rio de Janeiro, April 16, 2009.

Parties:

TIM BRASIL SERVIÇOS E	JVCO PARTICIPAÇÕES LTDA.
PARTICIPAÇÕES S.A.
Intervening Consenting Parties:
TIM PARTICIPAÇÕES S.A.	DOCAS INVESTIMENTOS S.A.

Witnesses:

______________________________________________________ Name:	______________________________________________________ Name:
CPF:	CPF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 06, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.